PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208
Dated August 8, 2019

HSBC USA Inc. Step Down Trigger Autocallable Notes

$3,300,000 Notes Linked to the Least Performing of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF due on August 13, 2024

Investment Description

These Step Down Trigger Autocallable Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Least Performing of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF (each, an "Underlying" and together, the "Underlyings"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. The Notes are designed for investors who believe that the Official Closing Value of each Underlying will remain flat or increase moderately during the term of the Notes. If each Underlying closes at or above its Initial Value on any of the first four Observation Dates (after one year), or if each Underlying closes at or above its Downside Threshold on the Final Valuation Date, HSBC will automatically call the Notes and pay you a Call Price equal to the Principal Amount per Note plus a Call Return. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. The Underlying with the lowest Underlying Return is the "Least Performing Underlying." If the Notes have not been called prior to the Final Valuation Date, then either (1) HSBC will automatically call the Notes if each Underlying closes at or above its Downside Threshold on the Final Valuation Date or (2) if any Underlying closes below the Downside Threshold of 70.00% of its Initial Value on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Value of the Least Performing Underlying from the Trade Date to the Final Valuation Date. **Investing in the Notes involves significant risks. The Notes do not pay any interest. You may lose some or all of your Principal Amount. Generally, the higher the Call Return on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

- **Call Return:** HSBC will automatically call the Notes for a Call Price equal to the Principal Amount plus the applicable Call Return if (i) the Official Closing Value of each Underlying on any of the first four Observation Dates is equal to or greater than its Initial Value or (ii) each Underlying closes at or above its Downside Threshold on the Final Valuation Date. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. If the Notes are not called, investors will incur a loss at maturity.

- **Contingent Repayment of Principal Amount at Maturity:** If by the Final Valuation Date, the Notes have not been called and each Underlying does not close below its Downside Threshold on the Final Valuation Date, HSBC will automatically call the Notes for a Call Price equal to the Principal Amount plus the applicable Call Return. However, if any Underlying closes below its Downside Threshold on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Value of the Least Performing Underlying from the Pricing Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Pricing Date	August 7, 2019
Trade Date	August 8, 2019
Settlement Date	August 13, 2019
Observation Dates[1]	Annually, beginning August 10, 2020
Final Valuation Date[1]	August 8, 2024
Maturity Date[1]	August 13, 2024

[1] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYINGS, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.
YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 7 AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These terms relate to the Notes. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlyings	Call Return Rate	Initial Values	Downside Threshold*	CUSIP	ISIN
The S&P 500® Index ("SPX")		2,883.98	2,018.79, which is 70.00% of the applicable Initial Value		
iShares® MSCI Emerging Markets ETF ("EEM")	10.55% per annum	$39.79	$27.85, which is 70.00% of the applicable Initial Value	40436B246	US40436B2464

*Rounded to two decimal places.

See "Additional Information About HSBC USA Inc. and the Notes" on page 2. The Notes offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying Equity Index Underlying Supplement dated February 26, 2018, the accompanying ETF Underlying Supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof for a description of the distribution arrangements.

The Estimated Initial Value of the Notes on the Trade Date is $9.737 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Us
Per Note	$10.000	$0.075	$9.925
Total	$3,300,000.000	$24,750.000	$3,275,250.000

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Notes

This document relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire a senior unsecured debt instrument linked to the least performing of the Underlyings, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any Underlying, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" herein and in "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including the Equity Index Underlying Supplement, the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the Equity Index Underlying Supplement, the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ Equity Index Underlying Supplement dated February 26, 2018:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

♦ ETF Underlying Supplement dated February 26, 2018:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

♦ Prospectus supplement dated February 26, 2018:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

♦ Prospectus dated February 26, 2018:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 26, 2018, references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated February 26, 2018 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated February 26, 2018.

Investor Suitability

The Notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have the same downside market risk as the Underlyings.
- You believe the Official Closing Value of each Underlying will not be below its Downside Threshold on the Final Valuation Date, but you are willing to lose up to 100% of your principal if the Notes are not called and the Official Closing Value of any Underlying is below its Downside Threshold on the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the value of any Underlying and your potential return is limited to the applicable Call Return.
- You are willing to invest in the Notes based on the Call Return Rate indicated on the cover hereof.
- You believe the Underlyings will remain flat or appreciate moderately during the term of the Notes and the Official Closing Value of each Underlying will be equal to or greater than its Initial Value on at least one Observation Date, or equal to or greater than its Downside Threshold on the Final Valuation Date.
- You are willing to hold Notes that will be automatically called on any of the first four Observation Dates if the Official Closing Value of each Underlying on that Observation Date is equal to or greater than its Initial Value.
- You are willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.
- You understand and accept the risks associated with the Underlyings.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in held by any of the Underlyings.
- You are willing to assume the credit risk of HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have the same downside market risk as the Underlyings.
- You believe the Notes will not be called and that the Final Value of at least one Underlying will be below its Downside Threshold on the Final Valuation Date.
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You seek an investment that participates in the full appreciation in the value of any of the Underlyings or that has unlimited return potential.
- You are not willing to invest in the Notes based on the Call Return Rate indicated on the cover hereof.
- You are unable or unwilling to hold securities that will be automatically called on any of the first four Observation Dates if the Official Closing Value of each Underlying on that Observation Date is equal to or greater than its Initial Value.
- You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.
- You do not understand or accept the risks associated with the Underlyings.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment or prefer to receive the dividends paid on the stocks included in or held by any of the Underlyings.
- You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Notes, for any payment on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlyings, see "Information About the Underlyings" in this document and the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. You should also carefully review "Key Risks" herein and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement, beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Final Terms

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Note (subject to a minimum investment of $1,000).
Term	5 years, unless earlier called.
Pricing Date	August 7, 2019
Trade Date	August 8, 2019
Settlement Date	August 13, 2019
Final Valuation Date	August 8, 2024
Maturity Date	August 13, 2024
Underlyings	The S&P 500® Index (Ticker: "SPX") and the iShares® MSCI Emerging Markets ETF (Ticker: "EEM")
Call Feature	The Notes will be automatically called if (i) the Official Closing Value of **each** Underlying on any of the first four Observation Dates is equal to or greater than its Initial Value or (ii) the Official Closing Value of **each** Underlying on the Final Valuation Date is equal to or greater than its Downside Threshold. If the Notes are called, HSBC will pay you on the Call Settlement Date a cash payment per Note equal to the Call Price for the Observation Date.
Call Settlement Dates	With respect to any of the first four Observation Dates, three business days following the applicable Observation Date, unless otherwise indicated in the table below. For the Final Valuation Date, the Call Settlement Date will be the Maturity Date.
Call Price	The Call Price equals the Principal Amount per Note plus the applicable Call Return, which will equal the product of the Principal Amount multiplied by the applicable Call Return Rate.
Call Return/Call Return Rate	The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding and will be based on the Call Return Rate of 10.55% per annum.

Observation Date[1]	Call Settlement Date[1]	Call Return Rate	Call Price (per $10.00 Note)
August 10, 2020	August 13, 2020	10.55%	$11.055
August 10, 2021	August 13, 2021	21.10%	$12.110
August 10, 2022	August 15, 2022	31.65%	$13.165
August 9, 2023	August 14, 2023	42.20%	$14.220
Final Valuation Date (August 8, 2024)	Maturity Date (August 13, 2024)	52.75%	$15.275

Payment at Maturity (per $10 Note)	**If the Notes have not been previously called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Value of the Least Performing Underlying is equal to or greater than its Downside Threshold on the Final Valuation Date,** the Notes will automatically called and HSBC will pay you a cash payment on the Maturity Date per Note equal to the applicable Call Price.[2] **If the Final Value of the Least Performing Underlying is below its Downside Threshold on the Final Valuation Date**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Underlying Return of the Least Performing Underlying) **In this case, you will incur a loss that is proportionate to the decline in the Final Value of the Least Performing Underlying from its Initial Value and you will lose some or all of your Principal Amount.**
Least Performing Underlying	The Underlying with the lowest Underlying Return.
Underlying Return	For each Underlying, calculated as follows: $$\frac{\text{Final Value - Initial Value}}{\text{Initial Value}}$$
Downside Threshold	For each Underlying, 70.00% of its Initial Value, as indicated on the cover hereof.
Official Closing Value	The Official Closing Level or the Official Closing Price of the applicable Underlying.
Initial Value	For each Underlying, its Official Closing Value on the Pricing Date, as indicated on the cover hereof.
Final Value	For each Underlying, its Official Closing Value on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

---

[1] The Observation Dates and Call Settlement Dates are subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Valuation Dates" and "—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement.

[2] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Estimated Initial Value	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Key Risks — The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.



Investment Timeline

Pricing Date

The Initial Value and Downside Threshold of each Underlying were observed.

Trade Date

The terms of the Notes were determined on the Trade Date.

After 1 year

The Notes will automatically be called if the Official Closing Value of **each** Underlying on any of the first four Observation Dates is equal to or greater than its Initial Value.

If the Notes are called, HSBC will pay the Call Price for the relevant Observation Date: equal to the Principal Amount plus an amount based on the Call Return Rate.

Maturity Date

The Final Values and Underlying Returns are determined on the Final Valuation Date.

If the Notes have not been called and the Final Value of the Least Performing Underlying is equal to or greater than its Downside Threshold, the Notes will automatically be called and HSBC will pay the applicable Call Price.

If the Notes have not been called and the Final Value of the Least Performing Underlying is below its Downside Threshold, HSBC will repay less than the Principal Amount, if anything, resulting in a loss proportionate to the decline of the Least Performing Underlying, equal to a return of:

$10.00 × (1 + Underlying Return of the Least Performing Underlying) per Note

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement, the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity –** The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called and the Final Value of one or both Underlyings is less than its Downside Threshold, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Value of the Least Performing Underlying from its Initial Value. In such a case, you will lose some or all of the principal amount of your Notes.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Notes to Maturity –** You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss even if the value of each Underlying is above its Downside Threshold.

♦ **The Notes Are Subject to the Credit Risk of the Issuer –** The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any –** The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less Than the Price to Public –** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Notes –** Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 8 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk –** If your Notes are called early, the term of the Notes will be reduced and you will not receive any payment on the Notes after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Notes at a comparable rate of return for a similar value of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as one year after issuance.

♦ **Higher Call Return Rates Are Generally Associated with a Greater Risk of Loss –** Greater expected volatility with respect to the Underlyings reflects a higher expectation as of the Trade Date that, for example, the Official Closing Value of any Underlying could be below its Downside Threshold on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Call Return Rate for that Note. However, while the Call Return Rate is a fixed amount, the volatility of any of the Underlyings can change significantly over the term of the Notes. The values of one or more Underlyings could fall sharply, which could result in a significant loss of principal.

♦ **Because the Notes Are Linked to the Performance of More Than One Underlying, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment –** The risk that you will lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar notes that are linked to the performance of only one Underlying. With two Underlyings, it is more likely that the Official Closing Value of at least one Underlying will be less than its Initial Value on an

Observation Date or less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will suffer a significant loss on your investment at maturity.

In addition, movements in the values of the Underlyings may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of two Underlyings represents a statistical measurement of the degree to which the ratios of the returns of those Underlyings were similar to each other over a given period of time.

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Initial Value or Downside Threshold on an Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated two Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for a loss of principal at maturity. However, even if two Underlyings have a higher positive correlation, one or more of those Underlyings might close below its Initial Value on an Observation Date or its Downside Threshold on the Final Valuation Date, as the Underlyings may decrease in value together.

HSBC determines the Call Return Rate for the Notes based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Call Return Rate than would be payable on notes involving indices that have a higher degree of correlation.

♦ **Your Return Will Be Based on the Individual Return of Each Underlying** – Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying regardless of the performance of the other Underlying. You will bear the risk that either of the Underlyings will perform poorly.

♦ **Limited Return on the Notes –** The return potential of the Notes is limited to the applicable Call Return regardless of the appreciation of any of the Underlyings. In addition, because the Call Return, and therefore the Call Price, increases the longer the Notes have been outstanding, the Call Price payable on earlier Call Settlement Dates is less than the Call Price payable on later Call Settlement Dates. Your Notes could be called as early as the first Observation Date and your return would therefore be less than if the Notes were called on a later date. If the Notes are not called, you may be exposed to the decline in the value of the Least Performing Underlying even though you were not able to participate in any appreciation in the value of any of the Underlyings. As a result, the return on an investment in the Notes could be less than the return on a hypothetical direct investment in securities represented by the Underlyings.

♦ **No Assurances of a Flat or Bullish Environment –** While the Notes are structured to provide positive returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes and you may lose some or all of your investment if the Notes are not called.

♦ **The EEM Is Subject to Management Risk** – The EEM is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the EEM, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of the EEM's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the EEM generally would not sell a security because the security's issuer was in financial trouble. In addition, the EEM is subject to the risk that the investment strategy of the EEM's investment advisor may not produce the intended results.

♦ **There Is Limited Anti-Dilution Protection** – For certain events affecting the EEM, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Value which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the EEM. If an event occurs that does not require the Calculation Agent to adjust the Final Value, the market price of the Notes and the Payment at Maturity may be materially and adversely affected.

♦ **The EEM and Its Underlying Index Are Different** – The performance of the EEM may not exactly replicate the performance of its underlying index, because the EEM will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the EEM may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the EEM or due to other circumstances. The EEM may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Performance and Market Value of the EEM During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the EEM** – During periods of market volatility, securities underlying the EEM may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the EEM and the liquidity of the EEM may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the EEM. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the EEM. As a result, under these circumstances, the market value of shares of the EEM may vary substantially from the net asset value per share of the EEM. For all of the foregoing reasons, the performance of the EEM may not correlate with the performance of its underlying index as well as the net asset value per share of the EEM, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

♦ **The Notes Are Subject to Emerging Markets Risk** – An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low values of corporate disclosure and unreliability of economic and financial data.

- **Risks Associated with Non-U.S. Companies** – The price of the EEM depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading values or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EEM and, as a result, the value of the Notes.

- **The Price of the EEM is Subject to Currency Exchange Risk** – Because the price of the EEM is related to the U.S. dollar value of stocks underlying the MSCI Emerging Markets Index, holders of the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor's net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the MSCI Emerging Markets Index, the price of the EEM will be adversely affected and the payment at maturity on the Securities may be reduced.

  Of particular importance to potential currency exchange risk are:

  – existing and expected rates of inflation;

  – existing and expected interest rate levels;

  – the balance of payments; and

  – the extent of governmental surpluses or deficits in the countries represented in the MSCI Emerging Markets Index and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the MSCI Emerging Markets Index and the United States and other countries important to international trade and finance.

- **Owning the Notes Is Not the Same as Owning the EEM or the Stocks Included in or held by either Underlying** – The return on your Notes may not reflect the return you would realize if you actually owned the EEM or the stocks included in or held by either Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would the holders of the EEM or the stocks included in or held by either Underlying. The SPX is a price return index, and the Call Return excludes any cash dividend payments paid on its component stocks.

- **The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

- **Lack of Liquidity** – The Notes will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Notes in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Notes. This price, if any, will exclude any fees or commissions paid when the Notes were purchased and therefore will generally be lower than such purchase price.

- **Changes Affecting the SPX** – The policies of SPX's sponsor concerning additions, deletions and substitutions of the stocks included in SPX and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the value of SPX. The policies of the sponsors with respect to the calculation of each Underlying could also adversely affect the value of SPX. The sponsor may discontinue or suspend calculation or dissemination of the SPX. Any such actions could have an adverse effect on the value of the Notes.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the EEM or the stocks included in either Underlying, which could affect the price of such stocks or the value of that Underlying and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Notes. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity or the payment on a Call Settlement Date based on observed values of each Underlying in the market. The Calculation Agent can postpone the determination of each Official Closing Value on an Observation Date and the corresponding Call Settlement Date if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of each Final Value and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the Underlyings or the values of the Underlyings, and therefore, the market value of the Notes.

- **Market Price Prior to Maturity** – The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the values of the Underlyings; the volatility of the Underlyings; the dividends paid on the securities included in the Underlyings; the time remaining to the maturity of the Notes; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price –** Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of our or their respective affiliates in the stocks included in the Underlyings, or in futures, options, exchange-traded funds or other derivative products on those stocks or relating to the Underlyings, may adversely affect the values of the Underlyings, and, therefore, the market value of the Notes.

♦ **Uncertain Tax Treatment –** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See the discussion under "What Are the Tax Consequences of the Notes?" in this document and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Notes.** The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Final Value or the Official Closing Value of any Underlying on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of any Underlying. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity or upon an automatic call per $10.00 Note on a hypothetical offering of the Notes, based on the following assumptions:

Investment Term:	5 years (unless earlier called)
Initial Values:	1,000.00 for each Underlying
Call Return Rate:	10.55% per annum
Downside Threshold:	70.00%
Downside Thresholds:	700.00 for each Underlying, which is 70.00% of its Initial Value

Observation Dates, hypothetical Call Returns and hypothetical Call Prices on Observation Dates:

Observation Dates	Hypothetical Call Return Rates	Hypothetical Call Prices
August 10, 2020	10.55%	$11.055
August 10, 2021	21.10%	$12.110
August 10, 2022	31.65%	$13.165
August 9, 2023	42.20%	$14.220
Final Valuation Date (August 8, 2024)	52.75%	$15.275

Example 1— **The Least Performing Underlying closes at 110.00% of its Initial Value on the first Observation Date – the Notes are called.**

Date	Official Closing Value	Payment (per Note)
First Observation Date	SPX: 1,300.00 EEM: 1,100.00	$1.055 (Call Return) – Notes are automatically called
		Total Payment: $11.055 (10.55% return)

Because the Official Closing Value of the Least Performing Underlying on the first Observation Date is at or above its Initial Value, the Notes are automatically called at the applicable Call Price of $11.055 per Note, representing a 10.55% return on the Notes. As long as the Least Performing Underlying closes at or above its Initial Value on any Observation Date, HSBC will pay you the applicable Call Price.

Example 2— **The Least Performing Underlying closes below its Initial Value on each of the first four Observation Dates and closes at 70.00% of its Initial Value on the Final Valuation Date – the Notes are called.**

Date	Official Closing Value	Payment (per Note)
First through Fourth Observation Date	SPX: 975.00 EEM: 980.00	$0.00 – Notes are not automatically called
Final Valuation Date	SPX: 750.00 EEM: 750.00	$5.275 (Call Return) – Notes are automatically called
		Total Payment: $15.275 (52.75% return)

Because (i) the Official Closing Value of the Least Performing Underlying on each of the first four Observation Dates is below its Initial Value and (ii) the Official Closing Value of the Least Performing Underlying on the final Observation Date (which is also the Final Valuation Date) is at or above its Downside Threshold, the Notes are automatically called at the applicable Call Price of $15.275 per Note, representing a 52.75% return on the Notes.

Example 3— **The Least Performing Underlying closes below its Initial Value on each of the first four Observation Dates. In addition, the Least Performing Underlying closes at 59.00% of its Initial Value on the Final Valuation Date – the Notes are NOT called.**

Date	Official Closing Value	Payment (per Note)
First through Fourth Observation Date	SPX: 975.00 EEM: 780.00	$0.00 – Notes are not automatically called
Final Valuation Date	SPX: 1,200.00 EEM: 590.00	$10.00 × (1 + Underlying Return of the Least Performing Underlying) =$10.00 × (1 + -41%) =$10.00 x (59%) =$5.90 (Payment at Maturity)
		Total Payment: $5.90 (-41.00% return)

Because the Official Closing Value of the Least Performing Underlying on each of the first four Observation Dates is below its Initial Value, the Notes are not automatically called. Furthermore, because the Final Value of the Least Performing Underlying is below its Downside Threshold on the Final Valuation Date, your principal is fully exposed to any decrease in the Final Value of the Least Performing Underlying relative to its Initial Value. Therefore you will suffer a loss on the Notes of 41.00%. Expressed as a formula:

Underlying Return = (590.00 – 1,000.00) / 1,000.00 = -41.00%

Payment at Maturity = $10 × (1 + -41%) = $5.90

In this example, you would lose some of your Principal Amount at maturity.

If the Final Value of the Least Performing Underlying is below its Downside Threshold on the Final Valuation Date, you are fully exposed to the negative Underlying Return, resulting in a loss of some or all of your principal that is proportionate to the decrease in the Official Closing Value of the Least Performing Underlying from the Trade Date to the Final Valuation Date.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as pre-paid executory contracts with respect to the Underlyings. HSBC intends to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid executory contracts.

Despite the foregoing, U.S. holders (as defined in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of EEM (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Note is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in a Note will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ materially and adversely from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S.

situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

The S&P 500® Index

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of July 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from August 7, 2009 through August 7, 2019 as reported on the Bloomberg Professional® service ("Bloomberg"). The black line represents its Downside Threshold, equal to 70.00% of the Official Closing Value on August 7, 2019. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The historical values of the SPX should not be taken as an indication of future performance.



Source: Bloomberg

The iShares® MSCI Emerging Markets ETF

Description of the EEM

The iShares® MSCI Emerging Markets ETF (the "EEM") seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM."

The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of June 30, 2019, the MSCI Emerging Markets Index consists of the following 26 component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

For more information about the EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-26 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on its daily historical closing values from August 7, 2009 to August 7, 2019, as reported on Bloomberg. The solid line represents its Downside Threshold, equal to 70.00% of the Official Closing Value on August 7, 2019. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The historical values of the EEM should not be taken as an indication of future performance.



Source: Bloomberg

The following graph sets forth the historical performances of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF from August 7, 2009 through August 7, 2019, based on the daily Official Closing Values of the Underlyings. For comparison purposes, each Underlying has been normalized to have a closing value of 100.00 on August 7, 2009 by dividing the Official Closing Value of that Underlying on each day by the Official Closing Value of that Underlying on August 7, 2009 and multiplying by 100.00.

We obtained the Official Closing Values used to determine the normalized closing values set forth below from Bloomberg, without independent verification. Historical performance of the Underlyings should not be taken as an indication of future performance. Future performance of the Underlyings may differ significantly from historical performance, and no assurance can be given as to the Official Closing Values of the Underlyings during the term of the Notes, including on any Coupon Observation Date or on the Final Valuation Date. We cannot give you assurance that the performances of the Underlyings will result in the return of any of the principal amount.

Historical Performance of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF



PAST PERFORMANCE OF THE UNDERLYINGS IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of Underlyings over a given period, the more positively correlated those Underlyings are. The graph above illustrates the historical performance of each of the Underlyings relative to the other Underlying over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying has historically been to another. For additional information, see the information set forth above under "Key Risks –Because the Notes Are Linked to the Performance of More Than One Underlying, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment."

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Initial Value on an Observation Date or its Downside Threshold on the Final Valuation Date. This is because the less positively correlated Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for the Notes not to be called on an Observation Date or a loss of principal at maturity. However, even if two Underlyings have a higher positive correlation, one or more of those Underlyings might close below its Initial Value on an Observation Date or its Downside Threshold on the Final Valuation Date, as the Underlyings may decrease in value together.

The terms of the Notes will be based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Call Return Rate than would be payable on notes that have a higher degree of correlation.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described herein. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining each Underlying Return and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. The Call Return will be calculated based on the length of time that the Notes are outstanding. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Underlying Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Notes at the price to public less the underwriting discount indicated on the cover hereof. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover hereof.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Settlement Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.